

82-3322

03 JUL 31 7:8th July, 2003

To,
Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street,
Washington DC 20459, USA
Fax No. : ,

By Air Mail



SUPPL

Dear Sirs,

We refer to our earlier Notice of 9th May, 2003 vide which we had informed about the scarcity of water at the Staple Fibre Plant of the Company at Nagda. Production at this plant had to be stopped w.e.f. 19th May, 2003 due to the scarcity of water.

We now write to inform you that with the onset of monsoon and the availability of water, the operations at the Staple Fibre Plant at Nagda have been restarted and the plant has resumed full production from today.

The Pulp and Fibre Plants at Harihar, which had to be stopped from 9th May, 2003 due to water scarcity, have also reached full production.

Thanking you,

Yours faithfully,

ASHOK MALU
COMPANY SECRETARY

dlw 7/31

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
91, Sakhar Bhavan, 230, Nariman Point, Mumbai - 400 021 • Tel. : 91-22-2281 9520 • Fax : 91-22-2284 6299 • Email : grasim@bom7.vsnl.net.in
Registered Office : P. O. Birlagram, Nagda - 456 331 (M.P.)